November 22, 2011
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628
Attention:	H. Roger Schwall Assistant Director, Division of Corporation Finance
Re:	Post Holdings, Inc. Registration Statement on Form 10 Filed September 26, 2011 File No. 1-35305
Dear Mr. Schwall:
     I am writing this letter on behalf of Post Holdings, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated October 24, 2011 regarding the above-referenced registration statement filed by the Company. We plan to file Pre-Effective Amendment No. 1 to Registration Statement on Form 10 (the “Amendment”) in the coming weeks. As discussed with the members of Staff, we are providing this letter to address the Staff’s comments as promptly as possible and describe how we intend to revise our disclosure in response thereto. Note that, although some of our responses refer to financial results for the period ended, and as of, June 30, 2011, financial statements for the fiscal year ended September 30, 2011 are expected to be available at the time the Amendment will be filed, and the financial information included in the registration statement would be updated accordingly.
     This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
Registration Statement on Form 10-12B
General
     1. References in this letter to your document or filing include the Form 10 or the information statement filed as exhibit 99.1, as appropriate. Page references and captions are to the information statement, unless the context requires otherwise.
     Response: The Company acknowledges the Staff’s comment.
     2. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel

Mr. H. Roger Schwall
November 22, 2011

information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.
     Response: The Company acknowledges the Staff’s comment.
     3. Please file all omitted exhibits and provide other omitted disclosure. Once you file all the omitted items, including any material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K, we may have additional comments. Ensure that you allow sufficient time for your response to our review in each case.
     Response: The Company acknowledges the Staff’s comment and undertakes to file all exhibits, including any material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K, once available.
     4. We may have additional comments once you provide updated disclosure. Please update generally, and in particular, provide current information regarding the following items once known or available:
•	The omitted phone numbers for the Investor Relations units listed on page ix;

•	The receipt and contents of the requested IRS letter ruling;

•	The particular terms, conditions, and covenants set forth in the new credit facilities and indenture (see page 3);

•	The identities and pertinent biographical information of those who will serve as your directors or executive officers post-separation (page 68); and

•	A summary of the conflict of interest policy you adopt (page 80).
     Response: The Company acknowledges the Staff’s comment and undertakes to provide the necessary disclosure once known or available.
     5. Please provide us with supplemental, highlighted copies of the third party sources or reports upon which you refer for your statistical assertions which appear throughout the document. Advise us whether these statistics are publicly available or were only available for a fee. In that regard, please revise the disclosure under “Industry and Market Data” at page iv to eliminate any suggestion that the disclosure which appears in your filings is unreliable or may be inaccurate, and revise to clarify that you are responsible for the accuracy of all such disclosure.
     Response: The Company is separately transmitting, pursuant to Rule 418(b) of the Securities Act of 1933, highlighted paper copies of the third party sources used to support certain statistical assertions contained in the above-referenced registration statement. Such supplemental information is not to be filed with or deemed a part of the registration statement, and the Company is requesting that the supplemental information be returned to the undersigned promptly following completion of the Staff’s review of the supplemental information. The supplemental information is available from Nielsen for a nominal subscription fee, and was not prepared exclusively for the Company. The Company will revise its disclosure under “Industry and Market Data” in substantially the form attached as Exhibit A-5.
Risk Factors, page 10

Mr. H. Roger Schwall
November 22, 2011

     6. Please revise to eliminate text which mitigates the risks you present, such as some clauses which precede or follow “Although,” “While,” or “However.” Also revise to state the risks plainly and directly, rather than indicating that there can be “no assurance” of a particular outcome.
     Response: The Company will revise its disclosure to address the Staff’s comment in substantially the form attached as Exhibit B-6.
Commodity price volatility and high energy costs could negatively, page 11
     7. Please confirm to us that you intended to refer to your hedging program for heating oil relating to diesel fuel prices, and revise as necessary to explain briefly the reference.
     Response: The Company has determined that heating oil serves as an effective hedging vehicle for diesel fuel prices. The commodity price volatility and higher energy cost risk factor disclosure will be revised in substantially the form attached as Exhibit C-7.
Following the separation, we will have substantial debt and high leverage, which could adversely affect our business, page 14
     8. We note your statement that “we will significantly increase the amount of leverage in our business.” If possible, please provide quantitative disclosure to clarify how much your leverage is anticipated to increase.
  Response: As will be described in the Amendment under “Description of Financing Transactions and Material Indebtedness,” in connection with the separation, the Company now expects to incur approximately $900 million of new indebtedness for which it will not receive any cash proceeds. The Company will clarify its disclosure in the risk factors section in response to the Staff’s comment in substantially the form attached as Exhibit D-8. The Company will also make adjustments to the remainder of the document to reflect this change from the Company’s original assumptions.
The Separation, page 23
     9. Please revise your disclosure to explain briefly how the financial terms of the separation were determined, including but not limited to the financing arrangements.
     Response: The Company will revise its disclosure to address the Staff’s comment in substantially the form attached as Exhibit E-9.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 45
     10. Generally, pro forma adjustments should be presented gross on the face of the pro forma statement. Alternatively, components of the adjustments should be broken out in sufficient detail in the notes to the pro forma statements. As such, please revise your presentation to reflect the cash inflows from the issuances of debt and the cash outflows from the repayment of long-term intercompany debt as well as the cash distribution to Ralcorp.
     Response: The Company will revise its disclosure to address the Staff’s comment in substantially the form attached as Exhibit F-10.
Management’s Discussion and Analysis, page 48

Mr. H. Roger Schwall
November 22, 2011

     11. Please revise to discuss in necessary detail any material known trends which are expected to continue. Refer generally to Item 303(a)(1) through 303(a)(4) and Item 303(b) of Regulation S-K.
     Response: The Company acknowledges the staff’s comments. Primary trends affecting the Company are:
1.	The Company competes in a mature category with strong competition. In recent years, sales volume in the category has not grown, and in some periods has declined, which has intensified this competition.

2.	The Company has been subject to inflationary pressures through higher raw material and fuel costs.
     We will add the following discussion under Net Sales: “The Company’s net sales have been impacted by significant competition within the ready to eat cereal category. In recent years, the category has not grown, and in some periods has declined, which has tended to intensify this competition. We expect that this trend will continue in the future.”
     Regarding the inflation trend, it is our opinion that this is adequately disclosed under the Inflation heading within Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Liquidity and Capital Resources, page 53
     12. Please expand your discussion of liquidity and capital resources to identify and discuss factors relevant to providing an understanding of the company’s future liquidity and capital resources, particularly in relation to your pending financing arrangements and cash distribution to Ralcorp. Your discussion should include your expectations regarding your liquidity, debt levels and servicing abilities, sources and uses of cash, future costs of capital, expected availability of capital, and ability to generate cash and to meet existing and known or reasonably likely future cash requirements. Please refer to FRC 501.03 and FRC 501.13.
     Response: The Company will revise its disclosure to address the Staff’s comment in substantially the form attached as Exhibit G-12.
     Critical Accounting Policies and Estimates, page 56
     13. We note from the disclosure regarding your goodwill impairment analysis on page 57 that you assumed future revenue growth rates ranging from two to three percent, with a long term growth rate of three percent. We further note your statement that such assumptions were based on actual trends observed in the first nine months of fiscal 2011. Please tell us why you believe your assumptions regarding future revenue growth rates are appropriate given the recent net sales declines from fiscal 2009 to 2010, and for the nine months ended June 30, 2010 compared to the nine months ended June 30, 2011, discussed on page 49.
     Response: The Company acknowledges the Staff’s comment and will revise the disclosure as further discussed below.
     Although the Staff comment that net sales declined from fiscal 2009 to fiscal 2010 and for the nine months ended June 30, 2010 compared to the nine months ended June 30, 2011 is accurate, the sales trend we were referring to was a sequential quarterly improvement in net sales. First quarter fiscal 2011 net sales declined 10% compared to the same period in the prior year and second quarter net sales declined 2% compared to the prior year second quarter. Third quarter net sales for fiscal 2011 actually increased 1% compared to fiscal 2010. This is the trend to which we were referring.

Mr. H. Roger Schwall
November 22, 2011

     Regarding the appropriateness of our future sales assumptions, Ralcorp undertook a full business review of the Post segment in May of 2011. The purpose of this review was to evaluate potential strategic alternatives for Ralcorp’s ownership of Post including potential joint ventures, obtaining equity partners, outright sale of the business or a spin off to Ralcorp shareholders. Ralcorp was assisted in this review by its investment advisors. The business assumptions developed by Post management were thoroughly reviewed by Ralcorp management and the Board of Directors and culminated in a meeting on July 12, 2011 where the Board of Directors of Ralcorp agreed in principle to separate Ralcorp and Post Foods in a tax-free spin-off to Ralcorp shareholders. These future assumptions for Post were the primary basis for our goodwill impairment test as of June 30, 2011. The fiscal 2012 budget and three year business plan of Post were reviewed and approved by Ralcorp’s Board of Directors at its meeting on September 22, 2011. These future assumptions for Post did not vary materially from the July 2011 assumptions discussed above and were expected to form the basis for Post’s goodwill impairment test as of September 30, 2011 (see further discussion below).
     It is the opinion of Ralcorp management that the future revenue growth rate assumptions used in the goodwill impairment analysis conducted as of June 30, 2011, were reasonable and appropriate. Factors entering into this opinion include the aforementioned sequential improvement in net sales, the early success of new products introduced during fiscal 2012 (particularly Honey Bunches of Oats Raisin Medley and Pebbles Treats), the successful reintroduction of Great Grains brand in April 2011 and plans for Great Grains future line extensions, current pricing actions (pricing increase on the largest brand was taken in June) as well as pricing actions planned for fiscal 2012 in response to significantly higher raw material costs which have impacted our industry on an overall basis. In addition, Post had developed a robust pipeline of innovative new products to be introduced in fiscal 2012 and thereafter. These new products included traditional ready-to-eat line extensions using new flavor and product technologies as well as planned introduction of Post branded products into adjacent categories (i.e. hot cereals, breakfast and nutritional bars, licensed products with health benefits, etc.).
     On September 26, 2011, Post filed its Form 10 and concurrently announced that W. P. Stiritz, the Chairman of the Board of Ralcorp Holdings, Inc., was appointed as the Chief Executive Officer of Post and James Holbrook was appointed as Executive Vice President, Marketing of Post, effective October 3, 2011. On October 13, 2011, Ralcorp announced the appointment of Robert Vitale as Chief Financial Officer of Post. Both Mr. Holbrook and Mr. Vitale had no previous affiliations with Ralcorp or Post. Shortly after its appointment, the new Post management team conducted a preliminary review of the Post cereals business. The analysis undertaken during this review, considered the unanticipated adverse trends in sales in October 2011 and general weakness in the ready-to-eat cereal category, neither of which were apparent at the time the June 30, 2011 goodwill impairment assessment was performed. During late September and October, Ralcorp also made the decision to replace several senior managers at Post (including the President, the Vice President of Marketing and the Vice President of Innovation and R & D Strategy). Upon completion of the strategic review on October 31, 2011, the new Post management team concluded that Post’s long-term strategy needed to be revised and revenue growth assumptions should be lowered. The new business plan for Post developed by the new Post management team was discussed with the Ralcorp Board of Directors on November 17, 2011. As a result, Ralcorp management is performing a goodwill impairment test of the Post goodwill as of September 30, 2011, with the likely result that the goodwill related to the Post acquisition is now impaired. Ralcorp is in the process of formalizing and completing this analysis and will determine the amount of the impairment (if any) to be recognized. The Company expects to file an amended Form 10 that will include audited financial statements as of September 30, 2011. These financial statements will include the impact of any goodwill, indefinite lived intangibles, or any other impairments resulting from the additional goodwill impairment tests.
Note 2 Summary of Significant Accounting Policies, page F-7
Revenues, page F-10
Cost of Sales, page F-10

Mr. H. Roger Schwall
November 22, 2011

     14. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy separately for each of these types of arrangements, including the statement of earnings line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in ASC 605-50. Please also discuss in MD&A any significant estimates resulting from these arrangements and consider discussing these arrangements in your critical accounting policies section of the filing as well.
     Response: The Company makes payments to customers (resellers) across a number of areas, including product merchandising (promotional price buy downs), advertising fees (reseller costs of store circulars) and new item promotional funding. The Company considers these expenses as “trade allowances” and records them as a reduction in revenue. For fiscal 2011, trade allowances exceeded $350.0 million.
     The Company has no material transactions that meet the definition of ASC 605-50 that are recorded as an expense.
     The Company will revise its disclosure to address the Staff’s comment in substantially the form attached as Exhibit H-14.
Note 10 Derivative Financial Instruments and Hedging, page F-15
     15. We note your disclosure that the fair value of derivative instruments has not been reflected in your balance sheet. Please clarify how this policy is consistent with ASC 815-10-25-1. In addition, please provide the disclosures required by ASC 815-10-50.
     Response: As disclosed in Note 2 (page F-8), “Post participates in Ralcorp’s derivative financial instrument and hedging program, but did not hold any derivative financial instruments of its own during the periods presented.” ASC 815-10-25-1 requires that “An entity shall recognize all of its derivative instruments in its statement of financial position...,” but Post was not legally party to any derivative instruments. ASC 815-10-50 pertains to “An entity with derivative instruments,” but Post did not have any derivative instruments.
Note 13 Commitments and Contingencies, page F-16
Legal Proceedings, page F-16
     16. We note from your disclosure that “Post’s liability, if any, from pending legal proceedings cannot be determined with certainty...” Please note that ASC 450 does not require estimation with precision or certainty. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure, and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to

Mr. H. Roger Schwall
November 22, 2011

develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those outcomes. Please include any proposed disclosures in your response.
  Response: The Company will revise its disclosure to address the Staff’s comment in substantially the form attached as Exhibit I-16.
Note 17 Information about Geographic Areas and Major Customers, page F-25
     17. We note your disclosure on page 63 indicating three distinct types of products; sweetened, balanced, and unsweetened. Please disclose revenues from external customers for each product as required by ASC 280-10-50-40.
     Response: The Company will revise its disclosure to address the Staff’s comment in substantially the form attached as Exhibit J-17.

     In connection with the foregoing, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please contact Tom Granneman via telephone at (314) 877-7730 or me via telephone at (314) 877-7125 or either of us via facsimile at (314) 877-7748.

Sincerely,
/s/ Gregory A. Billhartz
Gregory A. Billhartz
Corporate Vice President, General Counsel and Secretary

cc:	Mark Wojciechowski John Cannarella Norman von Holtzendorff Timothy S. Levenberg U.S. Securities and Exchange Commission

Thomas G. Granneman Robert Vitale

Exhibit A-5
Industry and Market Data
     This information statement includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other independent sources available to us. Some data also are based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. These third-party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable, but that the publications and surveys can give no assurance as to the accuracy or completeness of such information. ~~We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions on which such data are based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources and we cannot guarantee its accuracy or completeness.~~

Exhibit B-6
RISK FACTORS
     You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into three groups: (i) risks related to our business, (ii) risks related to the separation and financing transactions, and (iii) risks related to our common stock. Based on the information currently known to us, we believe that the following risks and uncertainties could have a material adverse effect on our business, financial condition and results of operation. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operation, financial condition or results.
Risks Related to Our Business
We compete in a mature category with strong competition.
     We compete in the ready-to-eat cereal category with competitors that represent larger shares of category sales. Our products face strong competition from competitors for shelf space and sales. Competition in our product categories is based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, and the ability to identify and satisfy consumer preferences. Some of our competitors have substantial financial, marketing and other resources, and competition with them in our various markets and product lines could cause us to reduce prices, increase marketing, or lose market share, any of which would have a material adverse effect on our business and financial results. This high level of competition by our competitors could result in a decrease in our sales volumes. In addition, increased trade spending or advertising or reduced prices on our competitors’ products may require us to do the same for our products which could impact our margins and volumes. If we did not do the same, our ~~revenues~~ revenue, profitability, and market share could be adversely affected.
We may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products.
     Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of nutrients or ingredients such as trans fats, sugar, processed wheat and corn or other product attributes.
A decline in demand for ready-to-eat cereals could adversely affect our financial performance.
     We focus primarily on producing and selling ready-to-eat cereal products. We expect to continue this primary focus. Because of our product concentration, any decline in consumer demand or preferences, including diet driven changes, for ready-to-eat cereals or any other factor that adversely affects the ready-to-eat cereal market could have a material adverse effect on our business, financial condition or results of operations. We could also be adversely affected if consumers lose confidence in the healthfulness, safety or quality of ready-to-eat cereals or ingredients. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying our products or cause production and delivery disruptions.
Economic downturns could limit consumer demand for our products.
     The willingness of consumers to purchase our products depends in part on general or local economic conditions. In periods of economic uncertainty, consumers may purchase more generic, private brand or value brands and may forego certain purchases altogether. In those circumstances, we could experience a reduction in sales of our products. In addition, as a result of economic conditions or competitive actions, we may be unable to raise our prices sufficiently to protect profit margins. Any of these events could have an adverse effect on our results of operations.
Commodity price volatility and higher energy costs could negatively impact profits.
     The primary commodities used by our businesses include wheat, nuts (including almonds), sugar, edible oils, corn, oats, cocoa, and our primary packaging includes linerboard cartons and corrugated boxes. In addition, our manufacturing operations use large quantities of natural gas and electricity. ~~We~~The cost of such commodities may fluctuate widely and we may experience shortages in commodity items as a result of commodity market fluctuations, availability, increased demand, weather conditions, and natural disasters as well as other factors outside of our control. Higher prices for natural gas, electricity and fuel may also increase our production and delivery costs. Changes in the prices charged for our products may lag behind changes in our energy and commodity costs. Accordingly, changes in commodity or energy costs may limit our ability to maintain existing margins and have a material adverse effect on our operating profits.
     Ralcorp generally uses commodity futures and options to reduce the price volatility associated with anticipated raw material purchases associated with the Post cereals business. Additionally, Ralcorp has a hedging program for ~~heating oil relating to~~ diesel fuel prices (using market traded heating oil as an effective proxy), natural gas, and corrugated paper products. The extent of these hedges at any given time depends upon Ralcorp’s assessment of the markets for these commodities, including assumptions for future prices. For example, if Ralcorp believes that market prices for the commodities we use are unusually high, Ralcorp may choose to hedge less, or possibly not hedge any, of our future requirements. If Ralcorp fails to hedge and prices subsequently increase, or if Ralcorp institutes a hedge and prices subsequently decrease, our costs may be greater than anticipated or greater than our competitors’ costs and our financial results could be adversely affected.
If we pursue strategic acquisitions, divestitures or joint ventures, we may not be able to successfully consummate favorable transactions or successfully integrate acquired businesses.
     From time to time, we may evaluate potential acquisitions, divestitures or joint ventures that would further our strategic objectives. With respect to acquisitions, we may not be able to identify suitable candidates, consummate a transaction on terms that are favorable to us, or achieve expected returns and other benefits as a result of integration challenges. With respect to proposed divestitures of assets or businesses, we may encounter difficulty in finding acquirers or alternative exit strategies on terms that are favorable to us, which could delay the accomplishment of our strategic objectives, or our divestiture activities may require us to recognize impairment charges. Companies or operations acquired or joint ventures created may not be profitable or may not achieve sales levels and profitability that justify the investments made. Our corporate development activities may present financial and operational risks, including diversion of management attention from existing core businesses, integrating or separating personnel and financial and other systems, and adverse effects on existing business relationships with suppliers and customers. Future acquisitions could also result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to certain intangible assets and increased operating expenses, which could adversely affect our results of operations and financial condition.
     Unsuccessful implementation of business strategies to reduce costs may adversely affect our results of operations.
     Many of our costs, such as raw materials, energy and freight are outside our control. Therefore, we must seek to reduce costs in other areas, such as operating efficiency. If we are not able to complete projects which are designed to reduce costs and increase operating efficiency on time or within budget, our operating profits may be adversely impacted. In addition, if the cost saving initiatives we have implemented or any future cost savings initiatives do not generate the expected cost savings and synergies, our results of operations may be adversely affected.
     Our inability to raise prices may adversely affect our results of operations.
     Our ability to raise prices for our products may be adversely affected by a number of factors, including but not limited to industry supply, market demand, and promotional activity by competitors. If we are unable to increase prices for our products as may be necessary to cover cost increases, our results of operations could be adversely affected. In addition, price increases typically generate lower volumes as customers then purchase fewer units. If these losses are greater than expected or if we lose distribution as a result of a price increase, our results of operations could be adversely affected.
     Loss of a significant customer may adversely affect our results of operations.
     A limited number of customer accounts represent a large percentage of our consolidated net sales. Wal-Mart Stores, Inc. accounted for approximately 21% of our net sales in each of fiscal 2010 and ~~2009~~ 2009, and the nine months ended June 30, 2011. The success of our business depends, in part, on our ability to maintain our level of sales and product distribution through high volume food retailers, super centers and mass merchandisers. The competition to supply products to these high volume stores is intense. Currently, we do not have long-term supply agreements with a substantial number of our customers, including our largest customers. These high volume stores and mass merchandisers frequently re-evaluate the products they carry~~; if~~. If a major customer elected to stop carrying one of our products, our sales may be adversely affected.
     Consolidation among the retail grocery and foodservice industries may hurt profit margins.
     Over the past several years, the retail grocery and foodservice industries have undergone significant consolidations and mass merchandisers are gaining market share. As this trend continues and such customers grow larger, they may seek to use their position to improve their profitability through improved efficiency, lower pricing, increased reliance on their own brand name products, increased emphasis on generic and other value brands, and increased promotional programs. If we are unable to use our scale, marketing expertise, product innovation, knowledge of consumers’ needs, and category leadership positions to respond to these demands, our profitability or volume growth could be negatively impacted. Additionally, if ~~in the event of~~

 ~~consolidation~~ the surviving entity is not a customer, we may lose significant business once held with the acquired retailer.
     Product liability or recalls could result in significant and unexpected costs.
     Selling food products involves a number of legal and other risks, including product contamination, spoilage, product tampering, allergens, or other adulteration.We may need to recall some or all of our products if they become adulterated, mislabeled or misbranded. This could result in destruction of product inventory, negative publicity, temporary plant closings, and substantial costs of compliance or remediation. Should consumption of any product cause injury, we may be liable for monetary damages as a result of a judgment against us. Any of these events, including a significant product liability judgment against us, could result in a loss of confidence in our food products. This could have an adverse affect on our financial condition, results of operations or cash flows.
Disruption of our supply chain could have an adverse effect on our business, financial condition and results of operations.
     Our ability, including manufacturing or distribution capabilities, and that of our suppliers, business partners and contract manufacturers, to make, move and sell products is critical to our success. Damage or disruption to our or their manufacturing or distribution capabilities due to weather, including any potential effects of climate change, natural disaster, fire or explosion, terrorism, pandemics, strikes, repairs or enhancements at our facilities, or other reasons, could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.
Global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing, and disrupt the operations of our suppliers and customers.
     U.S. and global credit markets have, from time to time, experienced significant dislocations and liquidity disruptions which caused the spreads on prospective debt financings to widen considerably. These circumstances materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases resulted in the unavailability of certain types of debt financing. Events affecting the credit markets have also had an adverse effect on other financial markets in the U.S., which may make it more difficult or costly for us to raise capital through the issuance of common stock or other equity securities or refinance our existing debt, sell our assets or borrow more money if necessary. Our business could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business or increase our interest expense, which could have a material adverse effect on our financial results.
     Changing currency exchange rates may adversely affect earnings and financial position.
     We have operations and assets in the United States and Canada. Our consolidated financial statements are presented in U.S. dollars; therefore, we must translate our foreign assets, liabilities, revenue and expenses into U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of the Canadian dollar may negatively affect the value of these items in our consolidated financial statements. To the extent we fail to manage our foreign currency exposure adequately, we may suffer losses in value of our net foreign currency investment and our consolidated results of operations and financial position may be negatively affected.
New laws or regulations or changes in existing laws or regulations could adversely affect our business.
     The food industry is subject to a variety of federal, state, local and foreign laws and regulations, including those related to food safety, food labeling, worker health and workplace safety and environmental matters. Our activities, both in and outside of the United States, are subject to extensive regulation by the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor as well as similar authorities abroad. Governmental regulations also affect taxes and levies, healthcare costs, energy usage, immigration and other labor issues, all of which may have a direct or indirect effect on our business or those of our customers or suppliers. Changes in these laws or regulations or the introduction of new laws or regulations could increase the costs of doing business for us or our customers or suppliers or restrict our actions, causing our results of operations to be adversely affected.
     As a publicly traded company, we will be subject to changing rules and regulations of federal and state government as well as the stock exchange on which our common stock is expected to be listed. These entities, including the Public Company Accounting Oversight Board, the SEC and the New York Stock Exchange, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations and requirements in response to laws enacted by Congress. Our efforts to comply with these requirements may result in an increase in expenses and a diversion of management’s time from other business activities.
We may not be able to operate successfully if we lose key personnel, are unable to hire qualified additional personnel, or experience turnover of our management team.
     We are highly dependent on our ability to attract and retain qualified personnel to operate and expand our business. If we lose one or more members of our senior management team, our business and financial position, results of operations or cash flows could be harmed. We particularly depend on the continued services of our expected chairman of the board and chief executive officer, William P. Stiritz, who has been instrumental in developing our business strategy and, as chairman of the Ralcorp board of directors, has overseen the structuring and implementation of the separation. ~~While our~~Our compensation programs are intended to attract and retain the employees required for it to be successful, but ultimately, we may not be able to attract new employees or retain the services of all of our key employees or a sufficient number to execute on our plans.
Labor strikes or work stoppages by our employees could harm our business.
     Currently, a significant number of our full-time production and maintenance employees are covered by collective bargaining agreements. A dispute with a union or employees represented by a union could result in production interruptions caused by work stoppages. If a strike or work stoppage were to occur, our results of operations could be adversely affected.

Changes in weather conditions, natural disasters and other events beyond our control can adversely affect our results of operations.
     Changes in weather conditions and natural disasters such as floods, droughts, frosts, earthquakes, hurricane, fires or pestilence, may affect the cost and supply of commodities and raw materials, including tree nuts, corn syrup, sugar and wheat. Additionally, these events can result in reduced supplies of raw materials and longer recoveries of usable raw materials. Competing manufacturers can be affected differently by weather conditions and natural disasters depending on the location of their suppliers and operations. Failure to take adequate steps to reduce the likelihood or mitigate the potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, could adversely affect our business and results of operations, as well as require additional resources to restore our supply chain.
We are a holding company with no substantial independent operations, and therefore we rely on dividends, interest and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.
     Following the separation, we will be a holding company and will conduct substantially all of our operations through our subsidiaries (Post Foods, LLC and New Post Canada). As a result, we will rely on dividends, loans and other payments or distributions from our subsidiaries to meet our debt service obligations and enable us to pay interest and dividends, if any. The ability of our subsidiaries to pay dividends and make other payments or distributions to us will depend substantially on their respective operating results and will be subject to restrictions under, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends), agreements of those subsidiaries, the terms of our financing arrangements and the terms of any future financing arrangements of our subsidiaries.
We may experience losses or be subject to increased funding and expenses to our qualified pension plan, which could negatively impact profits.
     Following the separation, we will maintain a separate qualified defined benefit plan. ~~Although we expect that benefits under the plan for all administrative employees and many production employees will be frozen,~~  and we will be obligated to ensure that the plan is funded in accordance with applicable regulations. In the event the stock market deteriorates, the funds in which we plan to invest do not perform according to expectations, or the valuation of the projected benefit obligation increases due to changes in interest rates or other factors, we may be required to make significant cash contributions to the pension plan and recognize increased expense within our financial statements.
Impairment in the carrying value of intangible assets could negatively impact our net worth.
     The carrying value of intangible assets represents the fair value of trademarks, trade names, and other acquired intangibles. Intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. Impairments to intangible assets may be caused by factors outside our control, such as increasing competitive pricing pressures, lower than expected revenue and profit growth rates, changes in industry EBITDA multiples, changes in discount rates based on changes in cost of capital (interest rates, etc.), or the bankruptcy of a significant customer and could negatively impact our net worth.

      Technology failures could disrupt our operations and negatively impact our business.
      We increasingly rely on information technology systems to process, transmit, and store electronic information. For example, our production and distribution facilities and inventory management utilize information technology to increase efficiencies and limit costs. Furthermore, a significant portion of the communications between our personnel, customers, and suppliers depends on information technology. Like other companies, our information technology systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, and other security issues. We have technology security initiatives and disaster recovery plans in place or in process to mitigate our risk to these vulnerabilities, but these measures may not be adequate.
      Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and brands.
      We consider our intellectual property rights, particularly and most notably our trademarks, but also including patents, trade secrets, copyrights and licensing agreements, to be a significant and valuable aspect of our business. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements, third party nondisclosure and assignment agreements and policing of third party misuses of our intellectual property. Our failure to obtain or adequately protect our trademarks, products, new features of our products, or our technology, or any change in law or other changes that serve to lessen or remove the current legal protections of our intellectual property, may diminish our competitiveness and could materially harm our business.
      We may be unaware of intellectual property rights of others that may cover some of our technology, brands or products. Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Third party claims of intellectual property infringement might also require us to enter into costly license agreements. We also may be subject to significant damages or injunctions against development and sale of certain products.
Risks Related to the Separation and the Financing Transactions
Following the separation, we will have substantial debt and high leverage, which could adversely affect our business.
     Since August 2008, we have relied upon Ralcorp for working capital requirements on a short-term basis and for other financial support. Following the separation, we will have a significant amount of debt. On ~~the~~a pro forma basis as described under “Unaudited Pro Forma Condensed Combined Financial Statements,” assuming we had completed the separation and the financing transactions described in this information statement (including the borrowings under the senior credit facilities and the issuance of the senior notes), we would have had $~~1,125 million~~ 900 million of total debt as of June 30, 2011. Given the smaller relative size of our company as compared to Ralcorp, we expect to incur higher debt servicing costs on the new indebtedness than we would have otherwise incurred previously as a subsidiary of Ralcorp.

     Our substantial amount of debt could have important consequences. For example, it could:
•	limit our flexibility to plan for and to adjust to changing business and market conditions in the industry in which we operate, and increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future investments, capital expenditures, working capital, business activities and other general corporate requirements;

•	limit our ability to obtain additional financing for working capital, for capital expenditures, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity, particularly if any ratings assigned to our debt securities by rating organizations were revised downward; and

•	subject us to higher levels of indebtedness than our competitors, which may cause a competitive disadvantage and may reduce our flexibility in responding to increased competition.
     In addition, as described under “Description of Financing Transactions and Material Indebtedness,” we will incur, in connection with the separation, a significant amount of debt for which we will not receive any cash proceeds, but which will instead be issued to Ralcorp. We will also make a cash payment to Ralcorp in the amount of $[ • ] million. As a result, ~~we will significantly increase~~ of the indebtedness we expect to incur in connection with the separation, the amount of leverage in our business will significantly increase. This will increase the riskiness of our business and of an investment in our common stock.
     Our ability to meet expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including potential changes in consumer preferences, the success of product and marketing innovation and pressure from competitors. If we do not generate enough cash to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity.
     A substantial portion of our debt will bear interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow. ~~While we may enter into hedging agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.~~
The agreements governing our debt, including our new credit facilities and the indenture governing our senior notes, may contain various covenants that impose restrictions on us that may affect our ability to operate our business.
     The agreement governing our new senior credit facilities and our senior notes may contain covenants that, among other things, limit our ability to:
•	borrow money or guarantee debt;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make specified types of investments and acquisitions;

•	enter into or permit to exist contractual limits on the ability of our subsidiaries to pay dividends to us;

•	enter into new lines of business;

•	enter into transactions with affiliates; and

•	sell assets or merge with other companies.
     These restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.
     Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions.
     A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the senior notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.
Our historical financial results as a business segment of Ralcorp and our unaudited pro forma condensed combined financial statements may not be representative of our results as a separate, stand-alone company.
     The historical financial information we have included in this information statement has been derived from the consolidated financial statements and accounting records of Ralcorp (and, for periods before August 4, 2008, of Kraft Foods Inc.). Accordingly, the historical and pro forma financial information does not necessarily reflect what our financial position, results of operations or cash flows would have been had we operated as a separate, stand-alone company during the periods presented or those that we may achieve in the future primarily as a result of the following factors:
•	Prior to the separation, our business was operated by Ralcorp as part of its broader corporate organization, rather than as an independent company. Ralcorp or one of its affiliates performed various corporate functions for us, including, but not limited to, legal, treasury, accounting, auditing, risk management, information technology, human resources, corporate affairs, tax administration, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting. Our historical and pro forma financial results include allocations of corporate expenses from Ralcorp for these and similar functions. These allocations are likely to be less than the comparable expenses we ~~believe we would have incurred had we operated~~expect to incur as a separate publicly traded company.
•	Our pro forma financial information set forth under “Unaudited Pro Forma Condensed Combined Financial Statements” reflects changes that may occur in our funding and operations as a result of the separation. ~~However, there can be no assurances that this~~This unaudited pro forma condensed combined financial information ~~will~~ may not reflect our costs as a separate, stand-alone company.

•	Currently, our business is integrated with the other businesses of Ralcorp. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. ~~While we will enter into transition agreements that will govern certain commercial and other relationships among us and Ralcorp after the separation, those transitional arrangements may not fully capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Ralcorp. The loss of these~~The loss of the benefits of doing business as part of Ralcorp could have an adverse effect on our results of operations and financial condition following the completion of the separation.

•	Generally, our working capital requirements and capital for our general corporate purposes, including advertising and trade promotions, research and development and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Ralcorp. In connection with the separation, we will be incurring substantial indebtedness, as discussed above.

•	Subsequent to the completion of the separation, the cost of capital for our business may be higher than Ralcorp’s cost of capital prior to the separation because Ralcorp’s current cost of debt may be lower than ours following the separation.
We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Ralcorp.
     As a stand-alone, independent public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, allowing us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. ~~However, by separating from Ralcorp there is a risk that our company may be more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of Ralcorp.~~ As part of Ralcorp we were able to enjoy certain benefits from Ralcorp’s operating diversity and purchasing and borrowing leverage. We may not be able to achieve some or all of the benefits that we expect to achieve as a stand-alone, independent company.
The combined post-separation value of Ralcorp and Post shares may not equal or exceed the pre-separation value of Ralcorp shares.
     After the separation, Ralcorp’s common stock will continue to be listed and traded on the New York Stock Exchange under the symbol “RAH.” We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “POST.” ~~We cannot assure you that the~~ The combined trading prices of Ralcorp common stock and Post common stock after the separation, as adjusted for any changes in the combined capitalization of these companies, ~~will~~may not be equal to or greater than the trading price of Ralcorp common stock prior to the separation. Until the market has fully evaluated the business of Ralcorp without the Post cereals business, the price at which Ralcorp common stock trade may fluctuate significantly. Similarly, until the market has fully evaluated our company, the price at which shares of Post common stock trade may fluctuate significantly.
Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our financial condition and our results of operations.
     In connection with the separation, Ralcorp intends to undertake financing transactions which, along with the separation and the financing transactions involving us, may be subject to federal and state fraudulent conveyance and transfer laws. If a court were to determine under these laws that, at the time of the separation, any entity involved in these transactions or the separation:
•	was insolvent,

•	was rendered insolvent by reason of the separation,

•	had remaining assets constituting unreasonably small capital, or

•	intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured, the court could void the separation, in whole or in part, as a fraudulent conveyance or transfer. The court could then require our shareholders to return to Ralcorp some or all of the shares of our common stock issued pursuant to the separation, or require Ralcorp or us, as the case may be, to fund liabilities of the other company for the benefit of creditors. The measure of insolvency will vary depending upon the jurisdiction whose law is being applied. Generally, however, an entity would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay the debt as it matures.
     The separation could result in significant tax liability.
     Ralcorp expects to receive a private letter ruling from the IRS to the effect that, among other things, the separation and certain related transactions will qualify for tax-free treatment under the Internal Revenue Code of 1986, as amended, or the “Code.” In addition, Ralcorp expects to obtain an opinion from its legal counsel substantially to the effect that, among other things, the separation and certain related transactions will qualify for tax-free treatment under the Code, and that accordingly, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Ralcorp common stock upon the receipt of shares of our common stock pursuant to the separation, except to the extent such holder receives cash in lieu of fractional shares of our common stock.
     Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under the Code. Rather, the ruling will be based upon representations by Ralcorp that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. The opinion referred to above will address all of the requirements necessary for the separation and certain related transactions to obtain tax-free treatment under the Code and will be based on, among other things, certain assumptions and representations made by Ralcorp and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in such opinion. The opinion will not be binding on the IRS or the courts. See “The Separation — Material U.S. Federal Income Tax Consequences of the Distribution.”
     If the separation does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Ralcorp would be subject to tax as if it had sold the Post common stock and our senior notes in a taxable sale for its fair market value. Ralcorp’s shareholders would be subject to tax as if they had received a distribution equal to the fair market value of our common stock that was distributed to them, which generally would be treated first as a taxable dividend to the extent of Ralcorp’s earnings and profits, then as a non-taxable return of capital to the extent of each shareholder’s tax basis in his or her Ralcorp stock, and thereafter as capital gain with respect to the remaining value. It is expected that the amount of any such taxes to Ralcorp’s shareholders and Ralcorp would be substantial. In addition, even if the separation otherwise qualifies for tax-free treatment for U.S. federal income tax purposes, Ralcorp could be subject to corporate income tax if the retained shares, senior notes or cash received from Post are not disposed of in a qualifying manner. See “The Separation — Material U.S. Federal Income Tax Consequences of the Distribution.”
We may have a significant indemnity obligation to Ralcorp if the separation is treated as a taxable transaction.
     We expect to enter into the Tax Allocation Agreement with Ralcorp, which sets out each party’s rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes for periods before and after the separation and related matters such as the filing of tax returns and the conduct of IRS and other audits. Pursuant to the Tax Allocation Agreement, we will be required to indemnify Ralcorp for losses and taxes of Ralcorp resulting from the breach of certain covenants and for certain taxable gain recognized by Ralcorp, including as a result of certain acquisitions of our stock or assets. If we are required to indemnify Ralcorp under the circumstances set forth in the Tax Allocation Agreement, we may be subject to substantial liabilities, which could materially adversely affect our financial position. Our indemnification obligations to Ralcorp are not limited by any maximum amount. See “Arrangements between Ralcorp and Post — Tax Allocation Agreement.”
The tax rules applicable to the separation may restrict us from engaging in certain corporate transactions or from raising equity capital beyond certain thresholds for a period of time after the separation.
     Current U.S. federal income tax law creates a presumption that the distribution of Post would be taxable to Ralcorp, but not its shareholders, if such distribution is part of a “plan or series of related transactions” pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest (by vote or value) in Ralcorp or Post. Acquisitions that occur during the four-year period that begins two years before the date of the distribution are presumed to occur pursuant to a plan or series of related transactions, unless it is established that the acquisition is not pursuant to a plan or series of transactions that includes the distribution. U.S. Treasury regulations currently in effect generally provide that whether an acquisition and a distribution are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the U.S. Treasury regulations. In addition, the U.S.

Treasury regulations provide several “safe harbors” for acquisitions that are not considered to be part of a plan.
     These rules will limit our ability and the ability of Ralcorp during the two-year period following the distribution to enter into certain transactions that may be advantageous to them and their respective shareholders, particularly issuing equity securities to satisfy financing needs, repurchasing equity securities, disposing of certain assets, engaging in mergers and acquisitions, and, under certain circumstances, acquiring businesses or assets with equity securities or agreeing to be acquired.
     To preserve the tax-free treatment of the separation to Ralcorp and its shareholders, under the Tax Allocation Agreement with Ralcorp, we will be prohibited from taking or failing to take any action that prevents the distribution and certain related transactions from being tax-free, and for the two-year period following the separation, we will be subject to restrictions with respect to:
•	entering into certain transactions pursuant to which all or a portion of our equity securities or assets would be acquired, whether by merger or otherwise, unless certain conditions are met;

•	issuing equity securities beyond certain thresholds;

•	certain repurchases of our common shares;

•	ceasing to actively conduct our business;

•	amendments to our organizational documents or taking any other action affecting the relative voting rights of our stock; or

•	merging or consolidating with any other person or liquidating or partially liquidating.
     These restrictions may limit our ability during such period to pursue strategic transactions of a certain magnitude that involve the issuance or acquisition of our stock or engage in new businesses or other transactions that might increase the value of our business. These restrictions may also limit our ability to raise significant amounts of cash through the issuance of stock, especially if our stock price were to suffer substantial declines, or through the sale of certain of our assets. For more information, see the sections entitled “The Separation — Material U.S. Federal Income Tax Consequences” and “Arrangements between Ralcorp and Post — Tax Allocation Agreement.”
Our ability to operate our business effectively may suffer if we do not establish our own financial, administrative and other support functions in order to operate as a separate, stand-alone company, and ~~we cannot assure you that~~ the transition services Ralcorp has agreed to provide ~~us will~~may not be sufficient for our needs.
     Historically, we have relied on financial, administrative and other resources, including the business relationships, of Ralcorp to support the operation of our business. In conjunction with our separation from Ralcorp, we will need to expand our financial, administrative and other support systems or contract with third parties to replace certain of Ralcorp’s systems. We will also need to maintain our own credit and banking relationships and perform our own financial and operational functions. ~~While we~~We have entered into separation related agreements with Ralcorp, and Ralcorp has agreed to provide transition services for up to 24 months following the separation, ~~it cannot be assured that~~but we ~~will~~may not be able to adequately replace those resources or replace them at the same cost. We ~~cannot assure you that we will~~may not be able to successfully put in place the financial, operational and managerial resources necessary to operate as a public company or that we will be able to be profitable doing so. Any failure or significant downtime in our own financial or administrative systems or in Ralcorp’s financial or administrative systems during the transition period could impact our results or prevent us from performing other administrative services and financial reporting on a timely basis and could materially harm our business, financial condition and results of operations.
The agreements we have entered into or will enter into with Ralcorp involve conflicts of interest and therefore may have disadvantageous terms to us.
     We expect to enter into certain agreements with Ralcorp, including the Separation and Distribution Agreement, Tax Allocation Agreement, Employee Matters Agreement and the Shareholder’s and Registration Rights Agreement which will set forth the main terms of the separation and will provide a framework for our initial relationship with Ralcorp following the separation. The terms of these agreements and the separation are being determined at a time when we are still part of Ralcorp and therefore involve conflicts of interest. Accordingly, such agreements may not reflect terms that could be reached on an arm’s-length basis between unaffiliated parties, which could be more favorable to us.
We may incur material costs and expenses as a result of our separation from Ralcorp, which could adversely affect our profitability.
     We may incur costs and expenses greater than those we currently incur as a result of our separation from Ralcorp. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002), tax administration, and legal and human resources related functions, ~~. Although Ralcorp will continue to provide certain of these services to us under the Transition Services Agreement, such services are for a limited period of time. We cannot assure you~~ and it is possible that these costs will ~~not~~ be material to our business.
Our business, financial condition and results of operations may be adversely affected following the separation if we are unable to negotiate terms that are as favorable as those Ralcorp has received when we replace contracts after the separation.
     Prior to completion of the separation, certain functions (such as purchasing, information systems, customer service, logistics and distribution) for our business have generally been performed under Ralcorp’s centralized systems and, in some cases, under contracts that are also used for Ralcorp’s other businesses and which are not intended to be assigned to us. In addition, some other contracts require consents of third parties to assign them to us, or in connection with a change of our control. ~~While Ralcorp, under the Transition Services Agreement, has agreed to generally provide us with certain of these services and use commercially reasonable efforts to provide the benefits of any contracts that cannot be assigned for a transition period, there can be no assurance that we will~~We may not be able to negotiate terms that are as favorable as those Ralcorp received when we replace these contracts with our own agreements.

If, following the separation, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.
     Section 404 of the Sarbanes-Oxley Act of 2002 requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we will eventually be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting, and our independent auditors will be required to issue an opinion on their audit of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our stock price may suffer.
Risks Related to Our Common Stock
Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our stock following the separation.
     Prior to the separation, there will have been no trading market for our common stock. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative developments relating to our customers, competitors or suppliers, as well as general economic and industry conditions. In addition, as set forth in the next paragraph, any dispositions by Ralcorp, or any significant Ralcorp shareholder, of our common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.
Future stock sales could adversely affect the trading price of our common stock following the separation.
     All of the shares of Post common stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market if registered or if they qualify for an exemption from registration under Rule 144 which is summarized under “Listing and Trading of Our Common Stock.” Further, we plan to file a registration statement to cover the shares issuable under our equity-based benefit plans. Although we have no actual knowledge of any plan or intention on the part of any large Ralcorp shareholder to sell Post common stock following the separation, it is possible that some Ralcorp shareholders, including possibly some of Ralcorp’s large shareholders, will sell Post common stock received in the distribution for various reasons, for example, if our business profile or market capitalization as an independent company does not fit their investment objectives.
     In addition, after completion of the separation, Ralcorp will retain up to 20% of our total shares outstanding for a limited period of time. Ralcorp will dispose of such shares of our common stock that it owns as soon as practicable and consistent with the business reasons for retaining such shares, but in no event later than five years after the distribution. We will agree that, upon the request of Ralcorp, we will use our reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of our common stock retained by Ralcorp. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.
Your percentage ownership in Post may be diluted in the future.
     As with any publicly traded company, your percentage ownership in Post may be diluted in the future because of equity issuances for the acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees and the accelerated vesting of other equity awards. For a more detailed description of the stock incentive plan, see the section entitled “Executive Compensation.”
Provisions in our articles of incorporation and bylaws, provisions of Missouri law, and our shareholder protection rights agreement may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.
     Our articles of incorporation, bylaws and Missouri law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:
•	the board of directors is divided into three classes with staggered terms;

•	the board of directors fixes the number of members on the board;

•	elimination of the rights of our shareholders to act by written consent (except when such consent is unanimous) and to call shareholder meetings;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;

•	the right of our board of directors to issue preferred stock without shareholder approval;

•	supermajority vote requirements for certain amendments to our articles of incorporation and bylaws;

•	anti-takeover provisions of Missouri law which may prevent us from engaging in a business combination with an interested shareholder, or which may deter third parties from acquiring our common stock above certain thresholds; and

•	limitations on the right of shareholders to remove directors.
     In connection with the separation, we will also enter into a shareholder protection rights agreement which gives our shareholders certain rights that could deter a change of control of us in a transaction not approved by our board of directors.

Exhibit C-7
     Commodity price volatility and higher energy costs could negatively impact profits.
     The primary commodities used by our businesses include wheat, nuts (including almonds), sugar, edible oils, corn, oats, cocoa, and our primary packaging includes linerboard cartons and corrugated boxes. In addition, our manufacturing operations use large quantities of natural gas and electricity. ~~We~~The cost of such commodities may fluctuate widely and we may experience shortages in commodity items as a result of commodity market fluctuations, availability, increased demand, weather conditions, and natural disasters as well as other factors outside of our control. Higher prices for natural gas, electricity and fuel may also increase our production and delivery costs. Changes in the prices charged for our products may lag behind changes in our energy and commodity costs. Accordingly, changes in commodity or energy costs may limit our ability to maintain existing margins and have a material adverse effect on our operating profits.
     Ralcorp generally uses commodity futures and options to reduce the price volatility associated with anticipated raw material purchases associated with the Post cereals business. Additionally, Ralcorp has a hedging program for ~~heating oil relating to~~ diesel fuel prices (using market traded heating oil as an effective proxy), natural gas, and corrugated paper products. The extent of these hedges at any given time depends upon Ralcorp’s assessment of the markets for these commodities, including assumptions for future prices. For example, if Ralcorp believes that market prices for the commodities we use are unusually high, Ralcorp may choose to hedge less, or possibly not hedge any, of our future requirements. If Ralcorp fails to hedge and prices subsequently increase, or if Ralcorp institutes a hedge and prices subsequently decrease, our costs may be greater than anticipated or greater than our competitors’ costs and our financial results could be adversely affected.

Exhibit D-8
Following the separation, we will have substantial debt and high leverage, which could adversely affect our business.
          Since August 2008, we have relied upon Ralcorp for working capital requirements on a short-term basis and for other financial support. Following the separation, we will have a significant amount of debt. On ~~the~~a pro forma basis as described under “Unaudited Pro Forma Condensed Combined Financial Statements,” assuming we had completed the separation and the financing transactions described in this information statement (including the borrowings under the senior credit facilities and the issuance of the senior notes), we would have had $~~1,125 million~~ 900 million of total debt as of June 30, 2011. Given the smaller relative size of our company as compared to Ralcorp, we expect to incur higher debt servicing costs on the new indebtedness than we would have otherwise incurred previously as a subsidiary of Ralcorp.
          Our substantial amount of debt could have important consequences. For example, it could:
• limit our flexibility to plan for and to adjust to changing business and market conditions in the industry in which we operate, and increase our vulnerability to general adverse economic and industry conditions;

• require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future investments, capital expenditures, working capital, business activities and other general corporate requirements;

• limit our ability to obtain additional financing for working capital, for capital expenditures, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity, particularly if any ratings assigned to our debt securities by rating organizations were revised downward; and

• subject us to higher levels of indebtedness than our competitors, which may cause a competitive disadvantage and may reduce our flexibility in responding to increased competition.
          In addition, as described under “Description of Financing Transactions and Material Indebtedness,” we will incur, in connection with the separation, a significant amount of debt for which we will not receive any cash proceeds, but which will instead be issued to Ralcorp. We will also make a cash payment to Ralcorp in the amount of $[ • ] million. As a result~~, we will significantly increase~~ of the indebtedness we expect to incur in connection with the separation, the amount of leverage in our business will significantly increase. This will increase the riskiness of our business and of an investment in our common stock.
          Our ability to meet expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including potential changes in consumer preferences, the success of product and marketing innovation and pressure from competitors. If we do not generate enough cash to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity.
          A substantial portion of our debt will bear interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow. ~~While we may enter into hedging agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.~~

Exhibit E-9
THE SEPARATION
Background
     On July 14, 2011, Ralcorp announced that its board of directors had unanimously agreed in principle to separate Ralcorp and its Post cereals business in a tax-free spin-off to Ralcorp shareholders, resulting in two independent, publicly traded companies.
     To complete the separation, on [ • ], 2011, the Ralcorp’s board of directors approved the distribution of at least 80% of the shares of our common stock held by Ralcorp to holders of Ralcorp common stock. On [ • ], 2011, the distribution date, subject to certain customary conditions, each Ralcorp shareholder will receive [ • ] share[s] of our common stock for [ • ] share[s] of Ralcorp common stock held at the close of business on the record date, as described below. Following the distribution, Ralcorp shareholders will own at least 80% of our common stock.
Reasons for the Separation
     Ralcorp’s board of directors believes that separation of our business from Ralcorp’s other businesses is in the best interests of Ralcorp and its shareholders and that the separation will provide each separated company with certain opportunities and benefits. The potential opportunities and benefits considered by Ralcorp’s board of directors in approving the separation included the following:
•	Ralcorp’s board of directors believes that the separation will, over time, increase the aggregate equity value of Ralcorp and Post relative to the equity value of Ralcorp prior to the separation, in part because the separation will permit investors to invest separately in Post and in the remaining businesses of Ralcorp. This may make the common stock of Ralcorp and Post more attractive to investors, as compared to Ralcorp common stock before the separation, because the common stock of each of Ralcorp and Post will become available to classes of investors who seek an investment that offers the growth, risk and sector exposure of either Ralcorp or Post, but not that of the combined company. We also believe the separation will increase transparency and clarity into the different businesses of Ralcorp and Post and thus will allow investors to more appropriately value the merits, performance and future prospects of each company. The separation is intended to reduce the complexities surrounding investor understanding and give current investors in Ralcorp an enhanced ability to choose how to focus their holdings. There can be no assurance, however, as to the future market price of Ralcorp or Post common stock. See “Risk Factors — Risks Related to Our Common Stock.” The Ralcorp board of directors believes that increase in equity value would further facilitate growth of the separated businesses by reducing the costs of equity compensation and acquisitions undertaken with equity consideration.

•	The separation will enable each of the separated companies to implement a capital structure that is tailored to the needs of the businesses it operates. Ralcorp’s board of directors believes that the financial terms of the separation are appropriate for each company based on the cash flow profiles of the businesses, existing financial covenants, anticipated business plans and credit ratings, careful evaluation of precedent spin transactions and general economic conditions, and analysis of the leverage, capitalization, and cash flow profiles of other consumer product companies. Ralcorp reviewed other consumer products companies to determine the appropriate leverage level for Post.

•	The separation is intended to allow management of each separated company to design and implement corporate strategies and policies that are based primarily on the business characteristics of that company, to maintain a sharper focus on core business and growth opportunities, and to recruit, retain and motivate employees pursuant to compensation policies which are appropriate for their respective lines of business.

•	The separation provides both companies heightened strategic flexibility to form partnerships and alliances in their product markets, unencumbered by considerations of the potential impact on the other businesses.

•	Separated companies are able to create independent equity securities, including options and restricted stock units, which should enable each company to provide incentive compensation arrangements for its key employees that are directly related to the market performance of each company’s common stock. Ralcorp believes such equity based compensation arrangements should provide enhanced incentives for performance, and improve the ability for each company to attract, retain and motivate qualified personnel.

•	The separation should allow management of each separated company to focus on their respective businesses, without distraction from the business of the other separated company, and should free up time currently spent on processes designed to facilitate the cohesive functioning of a corporation with more diverse businesses.

Exhibit F-10
Unaudited Pro Forma Condensed Combined Balance Sheet
(In millions)

	As of June 30, 2011
	Post	Pro Forma		Post
	Historical	Adjustments		Pro Forma
Assets
Current Assets
Cash and cash equivalents	$7.0	$—	(f)	$7.0

Receivable from Ralcorp	40.5	(40.5	)(a)	—
Receivables, net	7.3	40.5	(a)	47.8
Inventories	89.2	—		89.2
Deferred income taxes	3.7	—		3.7
Prepaid expenses and other current assets	1.7	—		1.7

Total Current Assets	149.4	—		149.4
Property, Net	424.0	—		424.0
Goodwill	1,794.5	—		1,794.5
Other Intangible Assets, Net	858.4	—		858.4
Investment in Partnership	61.7	(61.7	)(~~f~~g)	—

Other Assets	—	25.0	(~~g~~h)	25.0

Total Assets	$3,288.0	$(36.7)		$3,251.3

Liabilities and Equity
Current Liabilities
Accounts payable	$23.0	$—		23.0
Other current liabilities	54.4	(18.3	)(~~h~~i)	36.1

Total Current Liabilities	77.4	(18.3)		59.1
Long-term Intercompany Debt	716.5	(716.5	)(~~h~~i)	—

Long-term Debt	—	900.0	(~~g~~h)	900.0

Deferred Income Taxes	386.9	—		386.9
Other Liabilities	80.2	—		80.2

Total Liabilities	1,261.0	165.2		1,426.2

Equity
Common stock	—	—	(~~i~~j)	—

Additional paid-in capital	—	1,808.9	(~~j~~k)	1,808.9

Net investment of Ralcorp	2,010.8	(2,010.8	)(~~j~~k)	—

Accumulated other comprehensive income	16.2	—		16.2

Total Equity	2,027.0	(201.9)		1,825.1

Total Liabilities and Equity	$3,288.0	$(36.7)		$3,251.3

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
(a)	Post Foods, LLC entered into an agreement on November 4, 2010 to sell all of the trade receivables of Post Foods, LLC to a wholly owned subsidiary of Ralcorp Holdings, Inc. named Ralcorp Receivables Corporation (RRC) as part of a Ralcorp financing arrangement. The purchase price calculation includes a discount factor of 1.18%, which resulted in a loss on sale of receivables of $8.7 million in the nine months ended June 30, 2011. Post received a fee of $2.8 million from RRC to service the receivables for that period (recorded as a reduction of “selling, general and administrative expenses”). Upon separation from Ralcorp, Post will no longer sell receivables to RRC, so pro forma adjustments have been made to remove the effects of the related historical transactions. For the purposes of preparing the pro forma balance sheet, adjustments to “receivable from Ralcorp” and “receivable, net” assume that trade receivables sold to RRC that remain outstanding at separation are sold back to Post at the original discounted purchase price.

(b)	For the purposes of preparing the unaudited pro forma condensed combined financial information, we have assumed that indebtedness totaling approximately $~~1,125.0 million~~ 900 million will be incurred by Post in conjunction with the separation from Ralcorp. The debt is expected to consist of $~~250.0~~[ • ] million aggregate principal amount of borrowings under senior credit facilities with lending institutions and $~~875.0~~[ • ] million in aggregate principal amount of senior notes. We have assumed that the borrowings under senior credit facilities will have a variable interest rate of 2.80% and a term of five years and the senior notes will have a fixed rate, but would be swapped to a variable rate of 5.55%, and a term of ten years. Estimated debt issuance costs related to the new debt instruments total approximately $5.0 million and $20.0 million, respectively, which are expected to be capitalized and amortized over the respective financing terms. The pro forma adjustments to “interest expense” include incremental interest expense and amortization of debt issuance costs, while the pro forma adjustments to “intercompany interest expense” remove historical intercompany interest expense related to “long-term intercompany debt,” discussed in note (~~h~~i) below. An assumed interest rate increase of 125 basis points would increase annual interest expense by approximately $~~1.4~~[ • ] million.

(c)	Post Foods Canada Corp. and another Ralcorp entity are the only partners in a Canadian partnership. The historical financial statements reflect Post’s portion (48.15%) of the partnership’s earnings on an equity basis. The pro forma adjustment removes Post’s “equity in earnings of partnership” as Post will no longer participate in the partnership upon separation from Ralcorp.

(d)	The provision for income taxes included in our historical financial statements was determined as if Post filed separate, stand-alone income tax returns. Income tax impacts of pro forma adjustments have been estimated at Post’s incremental effective income tax rate for the respective period (approximately 32% for the nine months ended June 30, 2011 and approximately 35% for the year ended September 30, 2010), which reflect our best estimate of its statutory income tax rates for all tax jurisdictions. The decrease in the effective tax rate is primarily due to the effects of the Domestic Production Activities Deduction (DPAD), along with minor effects of shifts between the relative amounts of domestic and foreign income. The DPAD is a U.S. federal deduction of a percentage of taxable income from domestic manufacturing. Taxable income is affected by not only pre-tax book income, but also temporary differences in the timing and amounts of certain tax deductions, including significant amounts related to impairments of intangible assets, depreciation of property, and postretirement benefits. In addition, for fiscal 2011, the DPAD percentage was increased from 6% to 9% of qualifying taxable income.

(e)	Pro forma weighted-average basic shares outstanding are based on the number of Ralcorp common shares outstanding on June 30, 2011, adjusted for an assumed distribution ratio of [ • ] share[s] of Post common stock for every [ • ] share[s] of Ralcorp common stock. Pro forma weighted-average basic shares outstanding were calculated as the total of pro forma weighted-average basic shares outstanding and the dilutive shares related to stock-settled stock appreciation rights held by Post employees. At the time of the distribution, Ralcorp equity awards held by current Post employees who remain Post employees after the distribution date and former Post employees, will be converted to equity awards that relate solely to Post common stock in a manner designed to reflect the intrinsic value of such awards at the time of separation.
(f)	The proceeds from the issuance of debt totaling approximately $900 million net of the payment of related debt issuance costs totaling $25 million, as described in note (b) above, are expected to be entirely utilized by payments to Ralcorp for the equity interests in or net assets of the Post cereals business and settlements described in notes (g) and (i) below.

(g)	The pro forma adjustment removes Post’s “investment in partnership” which will be divested upon (or before) separation from Ralcorp.

(~~g~~h)	Pro forma adjustments to “long-term debt” and “other assets” reflect the assumed indebtedness and related debt issuance costs, as described in note (b) above.

(~~h~~i)	Pro forma adjustments to “long-term intercompany debt” and “other current liabilities” reflect the settlement of all intercompany debt and accrued intercompany interest at separation.

(~~i~~j)	The pro forma adjustment to “common stock” reflects the issuance of Post common stock to shareholders of Ralcorp in the ratio of [ • ] share[s] of Post stock for every [ • ] share[s] of Ralcorp stock as of the distribution date. The par value of Post’s stock is assumed to be $0.01 per share.

(~~j~~k)	The pro forma adjustment represents the reclassification of Ralcorp’s net investment in Post (“net investment of Ralcorp”) to “Additional paid-in capital” and equity adjustments related to the pro forma adjustments described in notes (f), (g), (h) and (i) above. For more information, see “Description of Financing Transactions and Material Indebtedness.”

Exhibit G-12
Liquidity and Capital Resources
     Our financial resources have historically been provided by Ralcorp, which has managed cash and cash equivalents on a centralized basis. Under Ralcorp’s centralized cash management system, cash requirements are provided directly by Ralcorp and cash generated by Post is generally remitted directly to Ralcorp. Transaction systems (e.g. payroll, employee benefits, and accounts payable) used to record and account for cash disbursements are generally provided by Ralcorp. Cash receipts associated with our business have been transferred to Ralcorp on a daily basis and Ralcorp has funded our cash disbursements. On November 4, 2010, Post entered into an agreement to sell trade accounts receivable of Post Foods, LLC to a wholly owned subsidiary of Ralcorp Holdings, Inc. named Ralcorp Receivables Corporation (RRC). As of June 30, 2011, RRC owed Post $40.5 million (recorded as Receivable from Ralcorp) related to the sale of receivables. Long term intercompany debt was $716.5 million at June 30, 2011 and September 30, 2010. Post expects that all intercompany accounts between Post and Ralcorp will be settled immediately prior to the separation and that after the separation, there will be no further loans from Ralcorp.
     As part of the separation, we expect to incur approximately $~~1,125 million~~ 900 million of new indebtedness, which we expect to consist of $[ • ] million aggregate principal amount of borrowings under senior credit facilities with lending institutions and $~~875~~[ • ] million in aggregate principal amount of senior notes, which we expect to initially issue to Ralcorp. We expect that a portion of the proceeds from the credit facilities, in the amount of $[ • ] million, will be transferred to Ralcorp in connection with the separation and a portion will be used to directly or indirectly acquire the assets of the Canadian operations of the Post cereals business. The indebtedness may initially be incurred by Post Foods, LLC, and assumed by us in connection with the separation. In addition, Post will have a $100-150 million revolving credit facilities after the separation which will be used to fund short term, working capital needs. We do not anticipate having any other outstanding long-term debt at the time of separation.
     We expect that Ralcorp will transfer the senior notes to certain financial institutions, which we refer to as “exchange counterparties,” in order to satisfy certain of its then outstanding debt obligations. We refer to this transfer as a “debt exchange.” As a result of these financing transactions, Ralcorp will receive in connection with the separation approximately $[ • ] million in cash from us or Post Foods, LLC, and approximately $~~875~~[ • ] million in cash from the exchange counterparties. At the same time, we expect to incur indebtedness in the total amount of $~~1,125 million~~ 900 million, for which we will not retain any cash following the separation (except to the extent of any retained proceeds from the credit facilities). We expect that the exchange counterparties may subsequently transfer our senior notes obtained from Ralcorp in the debt exchange. See “Description of Financing Transactions and Material Indebtedness.”
     Effective as of the distribution date, Ralcorp expects to transfer to Post certain defined benefit pension and other post retirement benefit plans. For more information about defined benefit pension and post retirement benefit plans, see Note 14 of “Notes to Combined Financial Statements.”
     Historically, we have generated and expect to continue to generate positive cash flows from operations, supported by favorable operating income margins.We believe our cash flows from operations and our future credit facilities will be sufficient to satisfy our future working capital, research and development activities, capital expenditures, pension contributions and other financing requirements for the foreseeable future. Our ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors described elsewhere in this information statement. If we are unable to generate sufficient cash flows from operations, or otherwise to comply with the terms of our credit facilities, we may be required to seek additional financing alternatives.

     Short-term financing needs are primarily for financing of working capital and required prepayments of the term loan facility, which are expected to be minimal over the next 12 months. Long-term financing needs will depend largely on potential growth opportunities, including acquisition activity.

Exhibit H-14
     Revenue is recognized when title of goods is transferred to the customer, as specified by the shipping terms. Net sales reflect gross sales, including amounts billed to customers for shipping and handling, less sales discounts and trade allowances (including promotional price buy downs, reimbursement of reseller advertising costs and new item promotional funding). Customer trade allowances are generally computed as a percentage of gross sales. Products are generally sold with no right of return except in the case of goods which do not meet product specifications or are damaged, and related reserves are maintained based on return history. If additional rights of return are granted, revenue recognition is deferred. Estimated reductions to revenue for customer incentive offerings are based upon customers’ redemption history.

Exhibit I-16
Note 13 — Commitments and Contingencies
Legal Proceedings
     Post is a party to a number of legal proceedings in various federal, state and foreign jurisdictions. These proceedings are in varying stages and many may proceed for protracted periods of time. Some proceedings involve complex questions of fact and law. Additionally, the operations of Post, like those of similar businesses, are subject to various federal, state, local and foreign laws and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal.
     ~~Post’s liability, if any, from pending legal proceedings cannot be determined with certainty; however, in~~In the opinion of management, based upon the information presently known, the ultimate liability, if any, arising from the pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accruals for estimated liabilities (if any), are not expected to be material individually and in the aggregate to Post’s consolidated financial position, results of operations or cash flows. In addition, while it is difficult to ~~quantify~~estimate ~~with certainty~~ the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters ~~should~~are not expected to be material to Post’s consolidated financial position, results of operations or cash flows.

Exhibit J-17
Note 17 — Information About Products, Geographic Areas, and Major Customers
     Products sold can be grouped into three primary categories of cereals: balanced, sweetened, and unsweetened. Net sales by category are shown in the following table.

	Nine Months	Year Ended	Year Ended
	Ended June 30,	September 30,	September 30,
	2011	2010	2009
Balanced	$420.9	$572.7	$609.0
Sweetened	189.2	240.2	266.6
Unsweetened	120.3	183.8	196.5

	$730.4	$996.7	$1,072.1

     Post’s external revenues were primarily generated by sales within the United States; foreign (primarily Canadian) sales were approximately 12% of total net sales. Sales are attributed to individual countries based on the address to which the product is shipped.
     As of June 30, 2011, all of Post’s long-lived assets were located in the United States except for property located in Canada with a net carrying value of approximately $60.1.
     In the nine months ended June 30, 2011 and the years ended September 30, 2010 and 2009, one customer accounted for $154.1, $209.4, and $223.9, respectively, or approximately 21% of total net sales.